UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A
Amendment No. 4

Under the Securities Exchange Act of 1934

Ivany Nguyen, Inc.
(Name of Company)

Common Stock, $0.001 par value
(Title of Class of Securities)

465819100
(CUSIP Number of Class of Securities)

Lauren Heba
Spectra Capital Management, LLC
595 Madison Ave. 37th Floor
New York, NY 10022
(212) 857-9300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 15, 2010
(Date of Event which Requires
Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                SCHEDULE 13D/A

-----------------------------------------                                ------------------------------
CUSIP NO.      465819100                                            PAGE 2 OF 8 PAGES
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 1.    NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Spectra Capital Management, LLC               20-1000866
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 2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                    (a) [X]
                                                                                                                                                               (b) [  ]
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 3.    SEC USE ONLY
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4.    SOURCE OF FUNDS*
        WC
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 5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                                                     [  ]
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 6.    CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware
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         7.     SOLE VOTING POWER
                  0

 NUMBER OF                 8.    SHARED VOTING POWER
  SHARES
BENEFICIALLY                     2,871,427 shares of Common Stock
 OWNED BY
   EACH                                   Warrants to purchase 3,500,000 shares of Common Stock  (see Item 5)
 REPORTING
PERSON WITH
          9.     SOLE DISPOSITIVE POWER
                  0

          10.   SHARED DISPOSITIVE POWER
                           2,871,427 shares of Common Stock
                      Warrants to purchase 3,500,000 shares of Common Stock  (see Item 5)
--------------------------------------------------------------------------------------------------------------------------------------------------------------------

11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
2,871,427 shares of Common Stock
               Warrants to purchase 3,500,000 shares of Common Stock  (see Item 5)
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12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
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13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5)
         15.7% (see Item 5)
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14.    TYPE OF REPORTING PERSON*
         OO
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                                SCHEDULE 13D/A

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CUSIP NO.      465819100                                            PAGE 3 OF 8 PAGES
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 1.    NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

       Arclight Capital, LLC           [*]
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 2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                    (a) [X]
                                                                                                                                                               (b) [  ]
--------------------------------------------------------------------------------------------------------------------------------------------------------------------

 3.    SEC USE ONLY
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 4.    SOURCE OF FUNDS*
        WC
--------------------------------------------------------------------------------------------------------------------------------------------------------------------

 5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                                                     [  ]
--------------------------------------------------------------------------------------------------------------------------------------------------------------------

 6.    CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware
--------------------------------------------------------------------------------------------------------------------------------------------------------------------

                               7.     SOLE VOTING POWER
                                       0

 NUMBER OF      8.     SHARED VOTING POWER
  SHARES
BENEFICIALLY          2,041,552 shares of Common Stock
 OWNED BY
   EACH                        Warrants to purchase 4,250,000 shares of Common Stock (see Item 5)
 REPORTING
PERSON WITH   9.     SOLE DISPOSITIVE POWER
                                       0

                               10.   SHARED DISPOSITIVE POWER
                                       2,041,552 shares of Common Stock
                                       Warrants to purchase 4,250,000 shares of Common Stock  (see Item 5)
--------------------------------------------------------------------------------------------------------------------------------------------------------------------

11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
         2,041,552 shares of Common Stock
         Warrants to purchase 4,250,000 shares of Common Stock  (see Item 5)
--------------------------------------------------------------------------------------------------------------------------------------------------------------------

12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
--------------------------------------------------------------------------------

13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         15.2% (see Item 5)
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14.    TYPE OF REPORTING PERSON*
         OO
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                                SCHEDULE 13D/A

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CUSIP NO.      465819100                                             PAGE 4 OF 8 PAGES
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 1.    NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

       Gregory I. Porges
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 2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                    (a) [X]
                                                                                                                                                               (b) [  ]
--------------------------------------------------------------------------------------------------------------------------------------------------------------------

 3.    SEC USE ONLY

--------------------------------------------------------------------------------------------------------------------------------------------------------------------

 4.    SOURCE OF FUNDS*
        AF
--------------------------------------------------------------------------------------------------------------------------------------------------------------------

 5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                                                     [  ]
--------------------------------------------------------------------------------------------------------------------------------------------------------------------

 6.    CITIZENSHIP OR PLACE OF ORGANIZATION
        United States
--------------------------------------------------------------------------------------------------------------------------------------------------------------------

                               7.     SOLE VOTING POWER
                                        0

 NUMBER OF      8.     SHARED VOTING POWER
  SHARES
BENEFICIALLY          2,871,427 shares of Common Stock
 OWNED BY
   EACH                        Warrants to purchase 3,500,000 shares of Common Stock  (see Item 5)
 REPORTING
PERSON WITH    9.     SOLE DISPOSITIVE POWER
                                       0

                               10.   SHARED DISPOSITIVE POWER
                                       2,871,427 shares of Common Stock
                                       Warrants to purchase 3,500,000 shares of Common Stock (see Item 5)
--------------------------------------------------------------------------------------------------------------------------------------------------------------------

11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
        2,871,427 shares of Common Stock
        Warrants to purchase 3,500,000 shares of Common Stock (see Item 5)
--------------------------------------------------------------------------------------------------------------------------------------------------------------------

12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

--------------------------------------------------------------------------------------------------------------------------------------------------------------------

13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         15.7% (see Item 5)
--------------------------------------------------------------------------------------------------------------------------------------------------------------------

14.    TYPE OF REPORTING PERSON*
         IN
--------------------------------------------------------------------------------------------------------------------------------------------------------------------

                                SCHEDULE 13D/A

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CUSIP NO.      465819100                                            PAGE 5 OF 8 PAGES
-----------------------------------------                                ------------------------------
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 1.    NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

       Andrew C. Burton
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 2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                    (a) [X]
                                                                                                                                                               (b) [  ]
--------------------------------------------------------------------------------------------------------------------------------------------------------------------

 3.    SEC USE ONLY
--------------------------------------------------------------------------------------------------------------------------------------------------------------------

 4.    SOURCE OF FUNDS*
        AF
--------------------------------------------------------------------------------------------------------------------------------------------------------------------

 5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                                                     [  ]
--------------------------------------------------------------------------------------------------------------------------------------------------------------------

 6.    CITIZENSHIP OR PLACE OF ORGANIZATION
        United States
--------------------------------------------------------------------------------------------------------------------------------------------------------------------

                               7.     SOLE VOTING POWER
                                       0

 NUMBER OF      8.     SHARED VOTING POWER
  SHARES
BENEFICIALLY          4,912,979 shares of Common Stock
 OWNED BY
   EACH                        Warrants to purchase 7,750,000 shares of Common Stock (see Item 5)
 REPORTING
PERSON WITH   9.    SOLE DISPOSITIVE POWER
                                       0

                               10.  SHARED DISPOSITIVE POWER
                                      4,912,979 shares of Common Stock
                                      Warrants to purchase 7,750,000 shares of Common Stock (see Item 5)
--------------------------------------------------------------------------------------------------------------------------------------------------------------------

11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
         4,912,979 shares of Common Stock
         Warrants to purchase 7,750,000 shares of Common Stock
         (see Item 5)
--------------------------------------------------------------------------------------------------------------------------------------------------------------------

12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [  ]
--------------------------------------------------------------------------------------------------------------------------------------------------------------------

13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         28.3% (see Item 5)
--------------------------------------------------------------------------------------------------------------------------------------------------------------------

14.    TYPE OF REPORTING PERSON*
         IN
--------------------------------------------------------------------------------------------------------------------------------------------------------------------

This Schedule 13D/A is being filed by Spectra Capital Management LLC ("SPECTRA CAPITAL MANAGEMENT"), Arclight Capital LLC ("ARCLIGHT CAPITAL"), Gregory I. Porges ("MR. PORGES") and Andrew Burton ("MR. BURTON" and, together with Spectra Capital Management, Arclight Capital and Mr. Porges, the "REPORTING PERSONS") relating to the Common Stock, par value $0.001 per share (the "Common Stock"), of Ivany Mining, Inc., a Delaware corporation (the "COMPANY"). Unless the context otherwise requires, references herein to the "Shares" are to the Common Stock of the Company.

The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act. The agreement among the Reporting Persons to file jointly (the "JOINT FILING AGREEMENT") is attached hereto as Exhibit A. Each Reporting Person disclaims beneficial ownership of all shares of Common Stock, other than those reported herein as being owned by it.

Mr. Porges is the Managing Member of Spectra Capital Management. Accordingly, Mr. Porges may be deemed to be the beneficial owner of the Shares held by Spectra Capital Management for purposes of Rule 13d-3 under the Exchange Act. Mr. Burton is the Manager of Spectra Capital Management and the Managing Member of Arclight Capital. Accordingly, Mr. Burton may be deemed to be the beneficial owner of the Shares held by Spectra Capital Management and Arclight Capital for purposes of Rule 13d-3 under the Exchange Act.

ITEM 3.      SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Funds for the  purchase of Shares through the exercise of  warrants to purchase common stock reported herein by Spectra Capital Management and Arclight Capital were derived from investment capital. Spectra Capital Management paid $150,000 to acquire the Shares through the exercise of warrants reported herein.  Arclight Capital paid $75,000 to acquire the Shares through the exercise of warrants reported herein.

ITEM 4.      PURPOSE OF TRANSACTION.

The  Reporting  Persons  acquired Shares through the exercise of warrants reported herein for  investment purposes in the  ordinary  course of  business  because  the  Reporting  Persons believed they represented an attractive investment opportunity.  The Reporting Persons disposed of Shares reported herein in the ordinary course of business.

ITEM 5. INTEREST IN SECURITIES OF THE COMPANY.

(a) The percentages used herein, and in the rest of Item 5, are based upon the 37,031,877 Shares stated to be outstanding by the Company as of February 16, 2010 in the Company's Form 10-Q, filed with the SEC on February 22, 2010 and the amount of exercisable securities beneficially owned by each of the Reporting Persons.

The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d) (3) of the Exchange Act. Each Reporting Person expressly disclaims beneficial ownership of any of the shares of Common Stock other than those reported herein as being owned by it.

(b) Each of the Reporting Persons shares the power to vote or to direct the vote and to dispose or to direct the disposition of the Shares.

(c) Since the transactions reported on the Schedule 13D/A filed by the Reporting Persons on September 14, 2009, Spectra Capital Management sold 519,448 Shares and Arclight Capital sold 661,616 Shares.  The date of sale, number of shares sold, and per Share sales price for each of these sales of Shares made by the Reporting Persons since the transactions reported on the Schedule 13D/A filed by the Reporting Persons on September 14, 2009 are set forth in Exhibit A attached hereto.

On March 15, 2010, Spectra Capital Management exercised warrants to purchase 1,500,000 Shares and Arclight Capital exercised warrants to purchase 750,000 Shares.  The purchase price for each of the Shares obtained by the exercise of warrants was $0.10 per share.

The reporting persons effected no other transactions in the Shares since September 14, 2009.

(d) No person (other than the Reporting Persons) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

(e) Not applicable.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

1.	Exhibit A - Shares sold by the Reporting Persons.

2.	Exhibit B - Joint Filing Agreement dated March 15, 2010, signed by each of the Reporting Persons in order to confirm that this Schedule 13D/A is being filed on behalf of each of the Reporting Persons.

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  March 15, 2010

SPECTRA CAPITAL MANAGEMENT, LLC

BY:   /s/   Gregory I. Porges
--------------------------------------------------------
By:      Gregory Porges
Title:   Managing Member

ARCLIGHT CAPITAL, LLC

BY:  /s/ Andrew Burton
--------------------------------------------------------
By:     Andrew Burton
Title:  Managing Member

GREGORY I. PORGES

/s/    Gregory I. Porges
--------------------------------------------------------
By:  Gregory I. Porges

ANDREW BURTON

/s/   Andrew Burton
--------------------------------------------------------
       Andrew Burton

EXHIBIT A

SHARES SOLD BY THE REPORTING PERSONS

Shares sold by Spectra Capital Management LLC since the Schedule 13D/A filed by the Reporting Persons on September 14, 2009:

Date Sold	Number of Shares Sold	Sales Price Per Share
9/15/2009	100,000	$0.28
9/15/2009	50,000	$0.29
9/16/2009	240,000	$0.29
9/16/2009	10,000	$0.29
9/16/2009	88,000	$0.30
9/18/2009	7,372	$0.34
9/24/2009	4,440	$0.34
9/25/2009	2,744	$0.35
9/30/2009	15,992	$0.29
10/2/2009	900	$0.29

Shares sold by Arclight Captial LLC since the Schedule 13D/A filed by the Reporting Persons on September 14, 2009:

Date Sold	Number of Shares Sold	Sales Price Per Share
9/14/2009	165,604	$0.28
9/15/2009	100,000	$0.28
9/15/2009	133,000	$0.29
9/16/2009	8,705	$0.33
9/16/2009	227,450	$0.29
9/17/2009	24,357	$0.39
1/14/2010	2,500	$0.28

EXHIBIT B

JOINT FILING AGREEMENT

This will confirm the agreement by and among the undersigned that the schedule 13D/A filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the Common Stock, par value $0.001 per share, of Ivany Mining, Inc., a Delaware corporation, is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below, in accordance with Rule 13d-1 under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated as of  March 15, 2010

SPECTRA CAPITAL MANAGEMENT, LLC

BY:   /s/   Gregory I. Porges
--------------------------------------------------------
By:      Gregory Porges
Title:   Managing Member

ARCLIGHT CAPITAL, LLC

BY:  /s/ Andrew C. Burton
--------------------------------------------------------
By:     Andrew C. Burton
Title:  Managing Member

GREGORY I. PORGES

/s/    Gregory I. Porges
--------------------------------------------------------
By:  Gregory I. Porges

ANDREW C. BURTON

/s/   Andrew C. Burton
--------------------------------------------------------
       Andrew C. Burton